Exhibit 99.3
FORM OF LETTER
DRYSHIPS INC.
Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
 Distributed to Shareholders of DryShips Inc.

August 31, 2017

Dear Shareholder:
This letter is being distributed by DryShips Inc. (the "Company") to all holders of record of shares of its common stock, par value $0.01 per share ("Common Stock") at 5:00 p.m., New York City time, on August 31, 2017 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") by the Company of non-transferable subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock of the Company. The Rights and underlying shares of Common Stock are described in the prospectus supplement dated August 31, 2017 (the "Prospectus Supplement"), a copy of which accompanies this letter.
The Company is offering an aggregate of up to 36,363,636 shares of Common Stock in the Rights Offering, as described in the Prospectus Supplement, at a subscription price of $2.75 per share (the "Subscription Price").
The Rights will expire and cease to have any value if not exercised prior to 5:00 p.m., New York City time, on October 2, 2017 (the "Expiration Date"), unless the Rights Offering is extended.
As described in the accompanying Prospectus Supplement, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. The Rights will be evidenced by a non-transferable subscription rights certificate (a "Rights Certificate"). Each Right will allow you to subscribe for 1.1526 shares of Common Stock at the Subscription Price (the "Basic Subscription Right"). For example, if you owned 1,000 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 1,000 Rights and would have the right to purchase 1,152 shares of Common Stock (1,152.60 rounded down to the nearest whole number) at the Subscription Price (for a total payment of $3,168.00). If you exercise your Basic Subscription Right in full, subject to the allocation described below, you will be entitled to an oversubscription privilege to purchase at the Subscription Price additional shares of Common Stock that have not been purchased by other holders pursuant to their Basic Subscription Rights (the "Oversubscription Privilege").
If an insufficient number of shares are available to fully satisfy all oversubscription requests, then the Company will allocate the available shares among the holders exercising the Oversubscription Privilege first, pro rata according to each holder's percentage ownership of Common Stock prior to the Rights Offering and second, pro rata according to the number of shares of Common Stock subscribed for by each holder pursuant to the Oversubscription Privilege.
The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Right and the Oversubscription Privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the closing of the Rights Offering.

Enclosed are copies of the following documents:
1.          Prospectus Supplement;
2.          Rights Certificate;
3.          Instructions as to Use of DryShips Inc. Rights Certificates;
4.          Notice of Important Tax Information; and
5.          A return envelope addressed to American Stock Transfer and Trust Co., LLC (the "Subscription Agent").
Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus Supplement. The Subscription Agent must receive the Rights Certificate with payment of the Subscription Price, including final clearance of any checks, prior to 5:00 p.m., New York City time, on the Expiration Date.
You may revoke your exercise of your Rights at any time before the Expiration Date of the Rights Offering, as may be extended, by following the procedures set forth in the section of the Prospectus Supplement entitled "The Rights Offering—Revocation." Any funds remitted to the Subscription Agent will be promptly returned to the holder upon proper revocation.
Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc. (the "Information Agent"). The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.
Very truly yours,

DryShips Inc.